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2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Earnings Rise Sharply in Third Quarter

Saskatoon, Saskatchewan, Canada, October 28, 2003. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Cameco Corporation today reported its financial results for the quarter and year-to-date periods ended September 30, 2003.

HIGHLIGHTS OF THE QUARTER

•	Key Lake achieves record output; McArthur River production back on track
•	Uranium spot prices continue to increase
•	Higher output and ownership support Bruce Power contribution
•	First Bruce A unit connected to grid; testing continues
•	Increased production, higher grades at Kumtor gold mine
•	Boroo gold project on track for commercial production in first quarter of 2004
•	Cameco issued $230 million in 5% convertible debentures to fund Bruce Power investment

	3 months ended	3 months ended	9 months ended	9 months ended		Change
Financial Highlights	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02%

Revenue ($ millions)	232	158	555	477		16
Earnings from operations ($ millions)	16	8	38	44		(14)
Cash provided by operations ($ millions)	79	22	169	237		(29)
Net earnings attributable to common shares ($ millions)	33	7	175 (a)	24		629
Earnings per share — basic ($)	0.59	0.12	3.12	0.43		626
Average uranium spot price for the period ($US/lb U3O8)	11.52	9.80	10.85	9.82		10
Bruce Power’s average realized electricity price ($/MWh)	45	50	49	43		14
Average Ontario spot electricity price ($/MWh)	46	66	56	47	(b)	19
Cameco’s average realized gold price for the period (US$/ounce)	312	295	315	295		7
Average spot market gold price for the period (US$/ounce)	363	314	354	306		16

Note: All dollar amounts are expressed in Canadian dollars unless otherwise indicated.
(a)	Includes a non-recurring tax adjustment of $86 million ($1.54 per share) recorded in the second quarter, 2003.
(b)	From opening day of the Ontario electricity market i.e. May 1, 2002 to September 30, 2002.

This report is organized under the following major headings:

1.   Consolidated financial results,

2.   Updates on markets, operations and strategy, and

3.   Outlook for the year.

1.   CONSOLIDATED FINANCIAL RESULTS

Third Quarter. For the three months ended September 30, 2003, net earnings attributable to common shares increased to $33 million ($0.59 per share) from $7 million ($0.12 per share) in 2002. This improvement was mainly attributable to increased earnings from Bruce Power LP (Bruce Power) due to increased output and higher percentage ownership. Earnings from the gold business rose largely due to higher production in the quarter. Production in the third quarter of 2002 was hindered by the failure of the pit wall at Kumtor.

The effective tax rate decreased to 33% from 51% in 2002 due to a higher proportion of earnings in the gold segment in 2003, earned in a more favourable tax jurisdiction. Earnings from operations were $16 million compared to $8 million in 2002 and the aggregate gross profit margin increased to 15% from 14% in 2002.

Year-to-Date. For the first nine months of 2003, net earnings attributable to common shares were $175 million ($3.12 per share) compared to $24 million ($0.43 per share) in 2002.

Excluding the $86 million tax adjustment recorded in the second quarter, net earnings attributable to common shares for the first nine months were $89 million ($1.58 per share) compared to $24 million ($0.43 per share) in 2002. This improvement was attributable to increased earnings from Bruce Power and higher profits in the gold segment. These improvements were offset somewhat by lower earnings in the uranium segment and higher charges for interest.

Excluding the tax adjustment, the effective rate for income taxes decreased to 33% from 41% due to a higher proportion of earnings from gold in 2003. Earnings from operations were $38 million compared to $44 million in 2002 and the aggregate gross profit margin declined to 16% from 18% in 2002.

Cash flow from operating activities of $169 million was $67 million lower than in 2002 due to the significant cash inflows from accounts receivable in early 2002.

Segmented Financial Results

Uranium Business

	3 months ended	3 months ended	9 months ended	9 months ended
Highlights	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Revenue ($ millions)	170	119	385	325
Gross profit ($ millions)	21	18	46	55
Gross profit %	12	15	12	17
EBT* ($ millions)	18	18	37	50
Sales volume (lbs thousands)	11,358	7,685	24,296	20,527
Production volume (lbs thousands)	5,217	4,392	12,586	11,963

*	Earnings before taxes.

Third Quarter. Revenue from the uranium business increased by 43% to $170 million from $119 million in the third quarter of 2002 due to a 48% increase in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. The average realized selling price decreased by approximately 3% mainly due to foreign exchange rate fluctuations which offset the positive effect of an increase in the spot price. The uranium spot price averaged $11.52 (US) in the third quarter compared to $9.80 (US) in the third quarter of 2002, an increase of 18%.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $149 million in the third quarter of 2003 compared to $101 million in the third quarter of 2002. This increase was attributable to the higher sales volumes. On a per unit basis, the cost of product sold was similar to 2002.

Earnings before taxes from the uranium business of $18 million remained the same as third quarter 2002 while the profit margin declined to 12% from 15% in 2002.

Year-to-Date. Revenue from the uranium business increased by 18% to $385 million from $325 million in 2002, due to an 18% increase in the sales volume. The average realized selling price remained about the same as 2002 as the influence of higher spot prices was offset by a less favourable foreign exchange rate.

During the first nine months of 2003, the total cost of products and services sold, including DDR was $339 million compared to $270 million in 2002, reflecting the higher volumes sold and rehabilitation costs of $24 million at McArthur River. Excluding these costs for McArthur River in 2003 and Rabbit Lake’s care and maintenance costs of $8 million in 2002, the unit cost of sales rose by 2% due to higher costs of production at Rabbit Lake since its restart in the fall of 2002.

Earnings before taxes from the uranium business decreased by $13 million in the first nine months of 2003 and the profit margin declined to 12% from 17% in 2002. Excluding the rehabilitation costs at McArthur River, the gross profit margin was 17%.

Conversion Business

	3 months ended	3 months ended	9 months ended	9 months ended
Highlights	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Revenue ($ millions)	34	25	95	87
Gross profit ($
millions)	2	5	22	22
Gross profit %	5	22	23	25
EBT ($ millions)	1	5	21	20
Sales volume (tU)	4,457	3,012	11,301	10,008
Production volume (tU)	1,876	2,067	9,214	8,674

Third Quarter. Revenue from the conversion business increased by 36% to $34 million from $25 million in the third quarter of 2002 due to a 48% increase in sales volume. As with uranium deliveries, quarterly delivery patterns can vary significantly. The increase in volume was partially offset by a 10% decrease in the realized selling price, mainly the result of foreign exchange rate fluctuations.

The total cost of products and services sold, including DDR, was $32 million in the third quarter of 2003 compared to $20 million in 2002. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold increased by about 7% over the previous year due to the delivery of higher-cost acquired product.

Earnings before taxes from the conversion business decreased by $4 million in the third quarter of 2003 and the profit margin decreased to 5% from 22% a year earlier.

Year-to-Date. Revenue from the conversion business increased by 9% to $95 million from $87 million in the first nine months of 2002 mainly due to 13% increase in sales volumes. The realized selling price declined by 3% mainly due to foreign exchange rates.

The total cost of products and services sold, including DDR, was $73 million in the first nine months of 2003 compared to $65 million in 2002. This increase was attributable to higher sales volumes. On a per unit basis, the cost of products sold declined by 2% due to increased production.

Earnings before taxes from the conversion business increased by $1 million in the first nine months of 2003 and the profit margin decreased to 23% from 25% in 2002.

Electricity Business

Bruce Power Limited Partnership (100% basis)

	3 months ended	3 months ended	9 months ended	9 months ended
Highlights	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Output (terawatt hours)	6.5	5.5	18.6	15.6
Capacity factor (%)	94	80	90	75
Realized price ($/MWh)	45	50	49	43
($ millions)
Revenue	297	280	939	682
Operating costs	196	184	599	571
Earnings before interest and taxes	101	96	340	111
Interest	17	17	49	50
Earnings before taxes	84	79	291	61

Note:	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Cameco’s Earnings from Bruce Power

	3 months ended	3 months ended	9 months ended	9 months ended
	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Bruce Power’s earnings before taxes (100%)	84	79	291	61
Cameco’s share of earnings before adjustments	27	12	79	9
Adjustments:
Sales contract valuation (a)	6	—	14	—
Interest capitalization	4	—	9	—
Interest income on loan to Bruce Power	2	—	6	—
Fair value increments on assets (a)	(2)	(1)	(6)	(1)
Earnings from Bruce Power	37	11	102	8

Note:	(a) See note 2 to the consolidated financial statements.

Third Quarter. During the third quarter, Bruce Power continued its solid operating performance, generating 6.5 terawatt hours (TWh), 18% higher than the same period in 2002. The four Bruce B units achieved a combined capacity factor of 94% compared to 80% in the comparable period last year. In 2002, Bruce Power carried out a series of major planned outages to prepare the four Bruce B units for better long-term performance.

Bruce Power contributed $37 million of pre-tax earnings to Cameco ($24 million after tax or $0.44 per share). Cameco holds indirectly a 31.6% interest in Bruce Power. In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition. (See note two to the consolidated financial statements dated September 30, 2003).

Earnings from Bruce Power are directly affected by overall plant availability, which is impacted by scheduled and unscheduled maintenance. One Bruce B unit began a scheduled maintenance outage on September 20 and is expected to return to service in the fourth quarter.

Bruce Power earnings are also significantly impacted by fluctuations in electricity spot market prices. In the third quarter, the average Ontario electricity spot price was $46 per megawatt hour (MWh) while Bruce Power’s average selling price was about $45 per MWh from a mix of contract and spot sales. To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed price sales contracts. About 66% of Bruce Power’s output was delivered into fixed price contracts in the third quarter compared to 70% in the second quarter. Cameco’s financial exposure for these and other Bruce Power commitments was about $157 million at September 30, 2003.

Since the two Bruce A reactors continue to move towards commercial production, they have not contributed to revenue to September 30, 2003.

Year-to-Date. For the first nine months of the year, the Bruce B units produced 18.6 TWh, a 19% increase over the same period last year, which reflected a capacity factor of 90%.

For the first three quarters of 2003, the Ontario electricity spot price has averaged about $57 per MWh. During this period, Bruce Power’s realized price has averaged $49 per MWh from a mix of contract and spot sales, a 14% increase over the same period last year. As a base-load generator, Bruce Power does not set prices in the Ontario market.

Year-to-date, Bruce Power revenue totaled $939 million, up 38% compared to the first nine months of 2002. Bruce Power has contributed $102 million of pre-tax earnings to Cameco’s results ($68 million after-tax or $1.22 per share) compared to pre-tax earnings of $8 million in 2002 ($5 million after-tax or $0.09 per share).

Cash from operations has been fully reinvested in capital programs.

Gold Business

Gold Business

	3 months ended	3 months ended	9 months ended	9 months ended
Highlights	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Revenue ($ millions)	28	15	75	65
Gross profit ($ millions)	12	(2)	22	8
Gross profit (%)	43	(13)	30	13
EBT ($ millions)	10	(7)	17	(1)
Selling price ($US/ounce)	312	295	315	295
Unit cash cost* ($US/ounce)	166	292	208	215
Sales volume (ounces)	63,303	28,733	158,398	132,529
Production (ounces)	69,043	31,641	156,625	128,784

*	As defined by the Gold Institute. Note: the unit cash cost reported above is Kumtor’s cost. The net cost reported by Cameco is lower due to the recovery of taxes, management fees and other factors.

Third Quarter. Revenue from the gold business increased by 87% to $28 million from $15 million in the third quarter of last year. This was due to a 120% increase in the sales volume driven by higher production noted below. Cameco’s realized price for gold increased to $312 (US) in the quarter from $295 (US) per ounce in the same quarter last year. The stronger Canadian dollar negatively influenced reported revenue.

During the quarter, gold production at Kumtor was 118% higher than in the third quarter of 2002 when the mine experienced a pit wall failure. The increased production was mainly due to a higher mill feed grade which averaged 5.2 grams per tonne (g/t) compared to 3.0 g/t in 2002. The recovery rate also increased to 83% from 71% in 2002. Kumtor’s unit cash cost decreased to $166 (US) compared to $292 (US) in 2002 due to the increase in 2003 production and the adverse costs related to the remediation of the pit wall in 2002. For the quarter, the gross profit margin was 43% compared to a loss of 13% in 2002.

Year-to-Date. Revenue from the gold business increased by $10 million compared to the same period last year, reflecting a 20% increase in sales volume and an increase in the average realized selling price. Cameco’s realized gold price has increased to $315 (US) per ounce in 2003 compared to $295 (US) in the first nine months of 2002.

Gold production at Kumtor was 22% higher than in 2002 due mainly to higher grade mill feed that averaged 4.2 g/t compared to 3.6 g/t last year and an improved recovery rate of 83% compared to 77% in 2002. The ore grade and recovery were lower in 2002 due to the pit wall failure. Kumtor’s cash cost per ounce was $208 (US) compared to $215 (US) in 2002.

The gross profit margin for gold was 30% in the first nine months compared to 13% in 2002.

Corporate Expenses

In the first nine months of 2003, total costs for administration, exploration and interest were about $51 million, $9 million higher than 2002. Administration costs increased by about $3 million due to a number of items including the addition of administration costs of AGR Ltd. (AGR) and costs incurred for quality and business process improvements.

Interest and other costs increased by about $6 million due to higher debt levels as a result of the increased investment in Bruce Power and foreign exchange losses. In 2003, the company recognized foreign exchange losses of $3 million compared to gains of $2 million in 2002.

Income Taxes

In June, the federal government introduced amendments to the Canadian Income Tax Act which provide for a 7% reduction in the corporate tax rate on income from resource activities. The federal tax rate will decline from its previous level of 28% to 21% over a five-year period commencing in 2003. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86 million ($1.54 per share) in the second quarter.

Excluding this one-time adjustment, year-to-date income tax expense was $26 million greater than in 2002 primarily as a result of the significantly higher earnings from Bruce Power which are taxed at a rate of 33%. The effective tax rate on consolidated earnings was lower at 33% compared to 41% last year due to a higher proportion of earnings in the gold business.

Cash Flow

In the first nine months of 2003, Cameco generated cash from operations of $169 million ($3.03 per share) compared to $237 million ($4.24 per share) in 2002. This decrease of $67 million reflects the significant cash inflows from accounts receivable in early 2002 and the decrease in accounts payable in 2003.

Cash used in investing activities increased to $401 million this year from $32 million last year due to the additional investment in Bruce Power. Cameco paid $204 million for its incremental 16.6% interest and loaned an additional $75 million to Bruce Power. Expenditures for property, plant and equipment rose by $57 million compared to 2002 due to the development of the Boroo gold mine in Mongolia.

Balance Sheet

During the first nine months of 2003, total long-term debt increased by $138 million to $362 million. At September 30, 2003, Cameco’s net debt to capitalization ratio was 8%, up from 7% at the end of 2002 as the majority of the Bruce Power investment was financed with debt. In September 2003, Cameco issued $230 million in convertible debentures, the proceeds of which are being applied to repay commercial paper as it matures. (See note four to the consolidated financial statements dated September 30, 2003). An additional $75 million in commercial paper is expected to be repaid by year-end and a further $60 million early in 2004.

Long-term receivables and investments increased by $363 million since the end of 2002. This was due to the additional investment in Bruce Power and accrued earnings from Bruce Power. This investment is accounted for using the equity method.

After the McArthur River flood earlier this year, three credit rating agencies placed Cameco’s senior debt under credit watch. To mid-October, two of the three agencies had lifted their watch. At that time the credit ratings were as follows:

Moody’s	Baa1/Stable
DBRS	A (low)/Stable
Standard & Poor’s	A-/Watch Negative

Discussions are continuing with Standard & Poor’s. With the removal of all credit watches Cameco would regain its position as having one of the best ratings in Canadian mining.

2.   UPDATES ON MARKETS, OPERATIONS AND STRATEGY

The most significant factors affecting the financial performance of Cameco are the market prices, sales volumes, and unit costs of production for U3O8, conversion, electricity and gold, and the foreign exchange rates between the Canadian and US dollars.

Uranium Market Update

Uranium Spot Market

The industry average spot price on September 30, 2003 was $12.23 (US) per pound U3O8, up from $10.90 (US) at June 30, 2003. This compares to a spot price of $9.73 (US) at the end of the third quarter of 2002.

Total spot market volume through the nine months ended September 30, 2003 was 14.8 million pounds U3O8, slightly higher than the 14.3 million pounds of spot market volume completed by the end of the third quarter 2002.

Spot demand was stronger in the third quarter of 2003 compared to third quarter of 2002 and spot supplies have been limited, resulting in the price increasing throughout the quarter. Industry analysts are predicting that spot demand for the year will be in the order of 19 million pounds reported in 2002.

Uranium Long-term Market

The long-term market has picked up in the last quarter and long-term contracting in 2003 could exceed the 75 million pounds U3O8 in 2002.

The long-term price indicator, published by TradeTech, was at $12.00 (US) per pound U3O8 at September 30, 2003, up from $11.75 (US) at the beginning of the quarter. The increase in the long-term price has lagged the spot price increases, but is expected to reflect the recent increases in the spot price in the near future.

UF6 Conversion Spot Market

The industry average spot market price for North American uranium conversion services declined to $4.85 (US) per kgU, down slightly from $4.95 (US) at June 30, 2003. This compares to $5.03 (US) per kgU at the end of the third quarter of 2002. The price decrease continues to result from the greater supply of UF6 in North America than in Europe, where the spot conversion price remained at $6.50 (US) throughout the quarter.

Update on Uranium Market Trends and Developments

Reactor Life Extensions

In the US, four more reactors received 20-year license extensions in the quarter bringing the total number of reactors that have been granted life extensions to 18 since 2000. Operators of 36 other reactors have applied for, or have indicated their intent to apply for, life extensions. Assuming all are granted extensions, 50% of US nuclear capacity will have extended their operating lives.

The French utility Electricite de France announced that it would seek regulatory approval to extend the lifespan of its 58 reactors from 30 years to 40 years.

For the first time, British Energy indicated that it could seek to prolong the lives of its eight nuclear power stations (15 reactors). Without life extensions, there would be only one plant in operation in the United Kingdom by 2023.

Potential New Reactors

In the US, two utilities, Exelon and Dominion, have submitted applications for early site permits with the US Nuclear Regulatory Commission (NRC). The NRC is expected to take about 33 months to approve the applications. An early site permit does not guarantee automatic approval for a new reactor, but verifies a site’s suitability, environmental impact, and emergency planning concerns. This will simplify the application process when a utility files for a combined operating and construction license. An early site permit would be valid for 20 years, with the potential to be renewed for another 20 years.

In Europe, Finland announced the selection of the vendor to construct the country’s fifth nuclear reactor. Bulgaria continues to consider completion of the partially constructed Belene nuclear power plant, which was about 40% complete when construction was halted in the early 1990s. Currently, the government is discussing an early 2004 time frame for the acceptance of bids to complete construction. The plant’s first reactor could begin operating as early as 2009.

Seven Tepco Units Return to Service

During the quarter, the Japanese utility Tepco restarted four more reactors bringing the total to seven of the 17 reactors previously closed for safety checks. Tepco aims to complete inspections at all of its nuclear units that are still off line by the end of March 2004.

Exelon Acquires AmerGen

Exelon exercised its right of first refusal to purchase British Energy’s 50% share in AmerGen, by matching the FPL Energy offer of $276.5 million (US). Once the sale is completed, expected in the first half of 2004, Exelon will own 100% of AmerGen, which has three nuclear units with capacity of about 2,500 MWe. Exelon is already the operator of the AmerGen units.

Nuclear is a Low-Cost Electricity Producer

In 2002 for the fourth consecutive year, the US nuclear power industry was the second lowest cost electricity producer, after hydro, of any source of base load electricity. Production costs, including fuel and operations and maintenance averaged 1.71 cents (US) per kilowatt hour (kWh). Average fuel costs were 0.45 cents (US) per kWh compared to 1.36 cents (US) per kWh for coal and 3.44 cents (US) for natural gas.

Gold Hedging Update

The average spot market gold price during the third quarter was $363 (US) per ounce but ended the quarter at $388 (US). This compares to $346 (US) at June 30, 2003 and $324 (US) at the end of the third quarter of 2002.

Kumtor Gold Company (KGC) and AGR hedge certain price risk for future gold sales. At the end of September, KGC had in place forward sales and option agreements on 353,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 14% of proven and probable gold reserves. These hedges are expected to yield an average price of about $325 (US) per ounce.

Cameco has agreed to provide credit support to a maximum of $90 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at September 30, 2003, could amount to $50 million (US) depending on the spot price of gold. At September 30, 2003, the actual exposure under these arrangements, reflecting the net mark-to-market losses, was $39 million (US).

Foreign Exchange Update

During the quarter, the Canadian dollar strengthened against the US dollar from 1.3553 (Canadian dollar for each US dollar) at June 30, 2003 to 1.3504 as of September 30, 2003.

Most of the company’s revenues are in US dollars. At September 30, 2003, Cameco had a foreign currency hedge portfolio of $400 million (US). These hedges are expected to yield an average exchange rate of 1.5043. The net mark-to-market gain on these hedge positions was $54 million at September 30, 2003.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At September 30, 2003, deferred revenue to be recognized totaled $20 million.

Other Corporate Updates

Uranium Mining

At McArthur River, mine production resumed in early July following the flooding incident which occurred during the second quarter. The water inflow continues to be controlled and is not expected to be sealed off until late this year or early next year. On the advice of engineering consultants, the company is proceeding cautiously to protect the integrity of adjacent mine workings. Meanwhile, production at McArthur River/Key Lake was excellent during the quarter with 3.6 million pounds U3O8 (Cameco share) packaged and September production was a record 2.0 million pounds (100%).

At Cigar Lake, good progress was made this summer on the surface work program which included the sinking of the number two shaft collar, installing number 1 shaft services and pouring foundations for the head frame, hoist and the freeze plant. The process to obtain a construction licence continues.

Gold Business

During 2003, through its subsidiary Cameco Gold Inc. (CGI), Cameco has been active in discussions to restructure the ownership of the Kumtor gold mine. Third party reviews of the Cameco-Kyrgyz agreement in principle to restructure have been generally positive. However, recent volatility in gold prices has caused all parties involved to reevaluate these restructuring concepts. Discussions continue with the Kyrgyz and are centered on their equity participation in the consolidation and public listing of Cameco’s gold assets.

Cameco has considered the restructuring of the Kumtor ownership an important first step for the merger of the Cameco and AGR Limited (AGR) gold assets. CGI has a majority (56%) interest in AGR. The negotiations have taken longer than anticipated by all parties. While CGI is continuing its discussions with the Kyrgyz government, this restructuring is complex and contingent upon a number of factors, including further negotiations leading to final agreements and formal approval by many parties. Accordingly, there is no certainty that discussions will be satisfactorily concluded.

As a result of this uncertainty, CGI has not been able to provide a firm proposal to the AGR shareholders for the merger of AGR with Cameco’s gold assets. If CGI does not provide the proposal by March 1, or if the proposal is rejected, the board of AGR is expected to immediately begin the process of listing AGR on a recognized stock exchange. One factor that will be considered in proceeding with and obtaining a listing is the degree of success of Central Asian Gold Limited’s recent offer to acquire the shares of the AGR minority shareholders. Once started, the listing process typically takes about two months to complete.

3.   OUTLOOK FOR YEAR

Uranium Business

In 2003, Cameco’s uranium revenue is expected to rise by about 10% over the 2002 level as a result of higher deliveries. Cameco expects its average realized price will be about the same as in 2002. Uranium margins are expected to be lower than in 2002 due to the substantial rehabilitation costs incurred at McArthur River, marginally higher costs at Rabbit Lake, and higher costs of acquired material.

Conversion Business

At Port Hope, a power blackout which struck the region in mid-August severely curtailed production for eight days. Nevertheless, production of conversion services for the year is expected to exceed 12,900 tonnes, up slightly from 2002.

Revenue for the year from the conversion business is likely to be slightly higher than in 2002 due to increased sales volumes. However, a change in the portfolio of contracts and a less favourable foreign exchange rate are expected to result in a slight decline in the average realized price and lower profit margins.

Electricity Business

Other than the Bruce B unit currently in a planned maintenance outage, there are no other outages planned for the Bruce B units this year. The site’s 2003 capacity factor target remains at 88%, marginally below the long-term plan of over 90% but well ahead of the 75% recorded in 2002.

As a result of the recent election in Ontario, there is uncertainty as to what type of electricity market framework the new government will support.

Bruce A Restart

As part of Bruce Power’s return-to-service program, the first Bruce A unit (unit 4) connected to the Ontario electricity grid on October 7, 2003. The unit is undergoing operational checks as the reactor’s power level is gradually increased. At 50% capacity a test of one of its shutdown systems is required by the Canadian Nuclear Safety Commission. Following the successful completion of that test, unit 4 will then be reconnected to the grid and would be expected to reach its 100% power level within a few weeks.

The restart team’s first priority is the return to service of unit 4. Concurrently it is working towards the removal of the shutdown guarantees on the second Bruce A unit (unit 3). This will clear the way for a series of on-power commissioning tests on the unit’s safety and operating systems.

Since these units have been shutdown for five years and modified with several new operating components, it has taken more time than expected to restart units 3 and 4. For the same reason it may take some time to optimize their operating performance. However, Cameco is confident that they will provide clean, reliable power to Canada’s largest electricity market over the coming years.

To the end of September, total expenditures on the Bruce A restart project were $688 million. In the third quarter, restart costs were approximately $13 million for each reactor per month and were related primarily to the ongoing cost of salaries for Bruce Power employees and contractors dedicated to the Bruce A units. Bruce Power has incurred about $315 million on the Bruce A restart program in the first nine months of 2003, of which $80 million was spent in third quarter.

Gold Business

For the remainder of the year, the average mill feed grade is expected to rise to about 5.6 g/t. Accordingly, for 2003, the production outlook at Kumtor remains at 670,000 ounces at an average feed grade of 4.6 g/t.

At Boroo, construction was about 95% complete at the end of the third quarter and practical completion (feed through the mill) is expected near the end of October. Completion of the entire facility and its commissioning are expected by year-end and commercial production is expected in the first quarter of 2004. The estimated cost of the project remains at about $75 million (US) plus capitalized costs during the pre-production phase.

Corporate

Excluding the one-time impact of the reduction in the federal tax rate, the effective income tax rate is expected to remain in the 30-35% range for the year.

Sensitivity Analysis

Uranium Price

For the remaining deliveries in 2003, about 40% of expected deliveries are related to the spot price. A $1 (US) per pound change in the U3O8 spot price from its current level would change revenue by about $5 million (Cdn), net earnings by about $2 million (Cdn) and cash flow by about $2 million (Cdn).

Gold Price

For the remainder of 2003, about 78% of forecasted gold sales are unhedged. A $15 (US) per ounce change in the gold spot price from its current level would change each of revenue, net earnings and cash flow by about $1 million (Cdn).

Electricity Price

For the remaining deliveries in 2003, about 40% of forecast generation are to be sold at spot prices. A $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $1 million (Cdn).

Conversion Price

In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

Foreign Exchange

The majority of US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges. For the remainder of 2003, Cameco’s economic exposure to changes in the US/Cdn foreign exchange rate is low, however, currency translation of natural hedges may have a temporary impact on reported earnings.

Fourth Quarter of 2003

Revenue in the fourth quarter of 2003 is expected to be more than 10% greater than in the third quarter reflecting higher realized prices for uranium, conversion and gold together with higher sales volumes in the gold and conversion businesses. Results from the uranium business are expected to show a modest improvement over the third quarter with higher realized prices being partially offset by higher costs. A greater proportion of sales commitments are expected to be met with higher-cost acquired material.

Earnings from the conversion business are expected to improve significantly compared to the third quarter due to higher realized prices and lower unit costs. Third quarter production was reduced because of the summer shutdown and the massive power blackout in mid-August. With fourth quarter production expected to be about double that of the third quarter, the unit cost for conversion is expected to decline.

Earnings from Bruce Power are projected to decline in the fourth quarter compared to the third quarter primarily due to a planned maintenance outage on one Bruce B unit for much of the quarter. Three Bruce B reactors are expected to be in service throughout the quarter and the fourth is expected to return to service during the quarter. The anticipated restart of unit 4 during the quarter will provide some additional generation.

Results from the gold business are expected to improve significantly compared to the third quarter due to higher realized prices and lower unit costs. Gold production is expected to be about 5% greater than in the third quarter as Kumtor continues to mine higher-grade ore and the downward trend in the unit cash cost is expected to continue.

CONFERENCE CALL

Cameco invites you to join an investor relations and media conference call on Wednesday, October 29, 2003 from 9:00 a.m. to 10:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time).

The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Wednesday, October 29, please dial (416) 695-5261 or (877) 888-3490 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest producer of uranium and the largest supplier of combined uranium and conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest, high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates;

environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337
Investor inquiries	Bob Lillie	(306) 956-6639
Media inquiries	Lyle Krahn	(306) 956-6316

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent

CCO The Toronto Stock Exchange	Cameco Corporation 2121-11th Street West Saskatoon, Saskatchewan S7M 1J3	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6

CCJ New York Stock Exchange	Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities

CCJPR

New York Stock Exchange

Convertible Debentures

CCODB

The Toronto Stock Exchange

Cameco Corporation
Financial Statements
September 30, 2003

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At

	Sept 30/03	Dec 31/02	Sept 30/02

Assets
Current assets
Cash	$165,872	$58,096	$160,789
Accounts receivable	145,012	186,369	102,697
Inventories	279,754	339,684	334,947
Supplies and prepaid expenses	44,923	45,731	46,185
Current portion of long-term receivables, investments and other	29,718	20,163	8,131

	665,279	650,043	652,749
Property, plant and equipment	2,058,745	2,037,613	2,026,660
Long-term receivables, investments and other	611,216	257,523	259,590

	2,669,961	2,295,136	2,286,250

Total assets	$3,335,240	$2,945,179	$2,938,999

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$94,590	$131,932	$90,467
Dividends payable	8,634	6,998	6,998
Current portion of long-term debt	6,752	6,318	117,983
Current portion of other liabilities	147	16,931	3,044
Future income taxes	10,521	9,198	18,937

	120,644	171,377	237,429
Long-term debt	355,410	218,290	181,262
Provision for reclamation	144,979	155,036	155,089
Other liabilities	33,003	9,523	8,993
Future income taxes	469,855	522,979	496,966

	1,123,891	1,077,205	1,079,739
Minority interest	17,181	18,078	23,087
Shareholders’ equity
Preferred securities	165,232	193,763	194,498
Convertible debentures [note 4]	225,594	—	—
Share capital	690,426	680,934	681,249
Contributed surplus	472,488	472,488	472,488
Retained earnings	633,131	483,658	468,532
Cumulative translation account	7,297	19,053	19,406

	2,194,168	1,849,896	1,836,173

Total liabilities and shareholders’ equity	$3,335,240	$2,945,179	$2,938,999

See accompanying notes to consolidated financial statements.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended

	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Revenue from
Products and services	$232,082	$158,284	$555,016	$477,247

Expenses
Products and services sold	157,368	104,427	378,748	307,184
Depreciation, depletion and reclamation	39,629	32,461	86,311	84,719
Administration	10,276	9,890	31,022	28,394
Exploration	5,785	5,256	15,340	14,939
Research and development	376	553	1,291	1,755
Interest and other [note 6]	2,202	881	4,240	(1,295)
Gain on property interests	—	(2,700)	—	(2,700)

	215,636	150,768	516,952	432,996

Earnings from operations	16,446	7,516	38,064	44,251
Earnings from Bruce Power	36,552	11,228	102,127	7,613
Other income	649	—	1,102	205

Earnings before income taxes and minority interest	53,647	18,744	141,293	52,069
Income tax expense (recovery) [note 7]	18,283	9,595	(39,068)	21,156
Minority interest	(399)	(123)	(897)	(123)

Net earnings	35,763	9,272	181,258	31,036
Preferred securities charges, net of tax	2,249	2,387	6,467	7,039
Convertible debenture charges, net of tax [note 4]	112	—	112	—

Net earnings attributable to common shares	$33,402	$6,885	$174,679	$23,997

Basic earnings per common share [note 8]	$0.59	$0.12	$3.12	$0.43

Diluted earnings per common share [note 8]	$0.59	$0.12	$3.08	$0.43

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended

	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Retained earnings at beginning of period	$608,173	$468,642	$483,658	$465,420
Net earnings	35,763	9,272	181,258	31,036
Dividends on common shares	(8,444)	(6,995)	(25,206)	(20,885)
Preferred securities charges, net of tax	(2,249)	(2,387)	(6,467)	(7,039)
Convertible debenture charges, net of tax [note 4]	(112)	—	(112)	—

Retained earnings at end of period	$633,131	$468,532	$633,131	$468,532

See accompanying notes to consolidated financial statements.

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended

	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Operating activities
Net earnings	$35,763	$9,272	$181,258	$31,036
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	39,629	32,461	86,311	84,719
Provision for future taxes	17,075	8,845	(42,621)	17,733
Deferred charges (revenue) recognized	3,941	986	7,967	392
Earnings from Bruce Power	(36,552)	(11,228)	(102,127)	(7,613)
Equity in (earnings) loss from associated companies	51	—	821	—
Minority interest	(399)	—	(897)	—
Gain on property interests	—	(2,700)	—	(2,700)
Other non-cash items	—	2,689	—	2,689
Other operating items	19,585	(18,197)	38,767	110,313

Cash provided by operations	79,093	22,128	169,479	236,569

Investing activities
Additions to property, plant and equipment	(38,395)	(32,121)	(112,174)	(54,865)
Increase in long-term receivables, investments and other	(2,858)	(500)	(288,592)	(29,009)
Decrease in long-term receivables, investments and other	—	23,854	—	51,678

Cash used in investing	(41,253)	(8,767)	(400,766)	(32,196)

Financing activities
Decrease in debt	(124,152)	—	—	(58,469)
Increase in debt	—	2,444	142,000	3,823
Issue of convertible debentures, net of issue costs	223,032	—	223,032	—
Issue of shares, net of issue costs	3,156	231	9,492	11,218
Preferred securities charges	(3,834)	(4,352)	(11,630)	(12,947)
Dividends	(8,431)	(6,997)	(23,831)	(20,946)

Cash provided by (used in) financing	89,771	(8,674)	339,063	(77,321)

Increase in cash during the period	127,611	4,687	107,776	127,052
Cash at beginning of period	38,261	156,102	58,096	33,737

Cash at end of period	$165,872	$160,789	$165,872	$160,789

Supplemental cash flow disclosure
Interest paid	$5,706	$2,987	$15,896	$12,310
Income taxes paid	$1,309	$554	$10,226	$2,620

See accompanying notes to consolidated financial statements.

Cameco Corporation
Highlights
(Unaudited)

		Three Months Ended		Nine Months Ended

		Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Financial (in millions)
	Revenue	$232	$158	$555	$477
	Earnings from operations	16	8	38	44
	Net earnings attributable to common shares	33	7	175	24
	Cash provided by operations	79	22	169	237
	Working capital (end of period)			545	415
	Net debt to capitalization			8%	7%
Per common share
Net earnings	— Basic	$0.59	$0.12	$3.12	$0.43
	— Diluted	0.59	0.12	3.08	0.43
	Dividend	0.15	0.125	0.45	0.375
	Weighted average number of paid common shares outstanding (in thousands)	56,158	55,845	56,008	55,756
Average uranium spot price for the period (US$/lb)		$11.52	$9.80	$10.85	$9.82
Sales volumes
	Uranium (in thousands lbs U3O8)	11,358	7,685	24,296	20,527
	Uranium conversion (tU)	4,457	3,012	11,301	10,008
	Gold (troy ounces)	63,303	28,733	158,398	132,529

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

		Three Months Ended		Nine Months Ended
	Cameco’s
Cameco Production	Share	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,606	3,614	6,900	10,456
Rabbit Lake	100.0%	1,107	208	4,165	208
Key Lake	83.3%	—	77	—	190
Crow Butte	100.0%	202	188	615	567
Smith Ranch Highland	100.0%	302	305	906	542

Total		5,217	4,392	12,586	11,963

Uranium conversion (tU)	100.0%	1,876	2,067	9,214	8,674
Gold (troy ounces)	33.3%	69,043	31,641	156,625	128,784

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2002 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power

(a) Investment in Bruce Power L.P. (Bruce Power)
On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy).

Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. Each of Cameco, TransCanada and BPC now hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco’s purchase price for the additional interest in Bruce Power was approximately $204 million, including final closing adjustments. The purchase price was financed with cash and debt. The purchase price of Cameco’s incremental 16.6% has been allocated as follows:

(Millions)

Net book value of assets acquired	$149
Excess of fair value over book value of assets acquired	124
Valuation of Bruce Power sales agreements	(69)

$204

The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $124 million over Cameco’s incremental share of the book value of the underlying net assets. This amount will be amortized to income based on the expected useful life of the Bruce Power assets which extends to 2018. The valuation of Bruce Power sales contracts will be amortized to income over the remaining term of the underlying sales contracts, which extend to 2007. The approximate amount of pre-tax income relating to the amortization of the fair value allocated to these contracts is as follows: 2003 — $20 million; 2004 - $19 million; 2005 — $14 million; 2006 — $15 million; 2007 — $1 million.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225 million, plus accrued interest, in deferred lease payments to Ontario Power Generation Inc. (OPG). Cameco’s share was $75 million plus accrued interest. Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2003 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $88 million.

(ii)	Guarantees to customers under power sale agreements of up to $127 million. At September 30, 2003, Cameco’s actual exposure under these guarantees was $11 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

2.	Bruce Power (continued)

(b)	Summary Financial Information — Bruce Power Limited Partnership (100% basis)

(i)	Income Statements

	Nine Months Ended

(millions)	Sept 30/03	Sept 30/02

Revenue	$939	$682
Operating costs	599	571

Earnings before interest and taxes	340	111
Interest	49	50

Earnings before taxes	$291	$61

Cameco’s share (a)	78	9
Adjustments (b)	24	(1)

Cameco’s share of earnings before taxes	$102	$8

(a)	Cameco’s interest in Bruce Power earnings prior to February 14, 2003 was 15%. Subsequent to the acquisition of an additional 16.6% interest on February 14, 2003, Cameco’s share is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.

(ii)	Balance Sheets

(millions)	Sept 30/03	Dec 31/02

Assets
Current assets	$290	$227
Property, plant and equipment	1,951	1,626
Long-term receivables, and investments	182	214

	$2,423	$2,067

Liabilities and Partners’ Capital
Current liabilities	$205	$154
Long-term debt	1,127	1,114

	1,332	1,268

Partners’ capital	1,091	799

	$2,423	$2,067

(iii)	Cash Flows

	Nine Months Ended

(millions)	Sept 30/03	Sept 30/02

Cash provided by operations	$355	$166
Cash used in investing	(405)	(327)
Cash provided by financing	59	158

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

3.	Long-Term Debt

Cameco’s contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco’s long-term debt at September 30, 2003 by $51.3 million (US).

4.	Convertible Debentures

On September 25, 2003 the company issued unsecured convertible debentures in the amount of $230 million. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of the company. The conversion price is $65 per share, a rate of approximately 15.3846 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.

The convertible debentures are being accounted for in accordance with their substance and the principal amounts, net of after-tax issue costs, have been classified as equity. The interest payments, on an after-tax basis, will be classified as distributions of equity.

5.	Share Capital

a)	At September 30, 2003, there were 56,298,973 common shares outstanding.

b)	Options in respect of 2,509,950 shares are outstanding under the stock option plan and are exercisable up to 2011. Upon exercise of certain existing options, additional options in respect of 258,800 shares would be granted.

6.	Interest and Other

For the nine months ended September 30, 2003, earnings include foreign exchange losses of $3.4 million (2002 — $2.0 million gain).

7.	Income Tax Expense

	Three Months Ended		Nine Months Ended

(thousands)	Sept 30/03	Sept 30/02	Sept 30/03	Sept 30/02

Current income taxes	$1,208	$750	$3,553	$3,423
Future income taxes	17,075	8,845	(42,621)	17,733

Income tax expense (recovery)	$18,283	$9,595	$(39,068)	$21,156

In the second quarter of 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was $86.2 million.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

8.	Per Share Amounts

	Three Months Ended			Nine Months Ended

	Sept 30/03	Sept 30/02		Sept 30/03	Sept 30/02

Basic earnings per share computation
Earnings available to common shareholders	$33,402	$6,885		$174,679	$23,997
Weighted average common shares outstanding	56,158	55,845		56,008	55,756

Basic earnings per common share	$0.59	$0.12		$3.12	$0.43

Diluted earnings per share computation
Earnings available to common shareholders	$33,402	$6,885		$174,679	$23,997
Dilutive effect of:
Convertible debentures	112	—		112	—

Earnings available to common shareholders, assuming dilution	$33,514	$6,885		$174,791	$23,997

Weighted average common shares outstanding	56,158	55,845		56,008	55,756
Dilutive effect of:
Convertible debentures	231	—		78	—
Stock options	662	(a	)	649	520
Other stock based arrangements	29	22		29	22

Weighted average common shares outstanding, assuming dilution	57,080	55,867		56,764	56,298

Diluted earnings per common share	$0.59	$0.12		$3.08	$0.43

Options whose exercise price was greater than the average market price were excluded from this calculation.

(a)	Excluded from the calculation as the instrument was not potentially dilutive to earnings during the period.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

9.	Stock-Based Compensation

In accordance with the CICA Handbook Section 3870, Cameco discloses pro forma net earnings attributable to common shares and earnings per share information as if the company had accounted for employee stock options under the fair value method. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

During the first nine months, Cameco granted 633,900 options at an average strike price of $36.04 (2002 — 489,050 options at an average strike price of $43.84). The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Dividend	$0.60	$0.50
Expected volatility	20%	20%
Risk-free interest rate	4.1%	5.0%
Expected life of option	5 years	5 years
Expected forfeitures	17%	17%

The weighted average grant date fair values of options granted was $7.53 per share (2002 — $10.83). For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. For the three months ended September 30, 2003, Cameco’s pro forma net earnings attributable to common shares was $32.4 million (2002 — $6.2 million) and pro forma basic and diluted earnings per share was $0.58 (2002 — $0.11). For the nine months ended September 30, 2003, Cameco’s pro forma net earnings attributable to common shares was $172.1 million (2002 — $22.4 million) and pro forma basic earnings per share was $3.07 (2002 — $0.40). Pro forma diluted earnings per share was $3.03 (2002 — $0.40).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Segmented Information

For the three months ended September 30, 2003

				(a)		(a)
	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$170,011	$33,595	$28,476	$99,615	$331,697	($99,615)	$232,082

Expenses
Products and services sold	118,808	28,055	10,505	55,142	212,510	(55,142)	157,368
Depreciation, depletion and reclamation	30,059	3,753	5,817	8,999	48,628	(8,999)	39,629
Exploration	3,957	—	1,828	—	5,785	—	5,785
Research & development	—	376	—	—	376	—	376
Other	(649)	—	—	(1,078)	(1,727)	1,078	(649)
Earnings from Bruce Power						(36,552)	(36,552)
Non-segmented expenses					12,478	—	12,478

Earnings before income taxes	17,836	1,411	10,326	36,552	53,647	—	53,647
Income tax expense					18,283	—	18,283
Minority interest					(399)	—	(399)

Net earnings					35,763	—	35,763
Preferred securities charges, net of tax					2,249	—	2,249
Convertible debenture charges, net of tax					112	—	112

Net earnings attributable to common shares					$33,402	—	$33,402

For the three months ended September 30, 2002

				(a)		(a)
	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$118,644	$25,126	$14,514	$41,909	$200,193	($41,909)	$158,284
Expenses
Products and services sold	74,272	17,051	13,104	24,795	129,222	(24,795)	104,427
Depreciation, depletion and reclamation	26,505	2,602	3,354	3,307	35,768	(3,307)	32,461
Exploration	2,968	—	2,288	—	5,256	—	5,256
Research & development	—	553	—	—	553	—	553
Other	—	—	2,689	2,579	5,268	(2,579)	2,689
Earnings from Bruce Power						(11,228)	(11,228)
Gain on property interests	(2,700)				(2,700)	—	(2,700)
Non-segmented expenses					8,082	—	8,082

Earnings before income taxes	17,599	4,920	(6,921)	11,228	18,744	—	18,744
Income tax expense					9,595	—	9,595
Minority interest					(123)	—	(123)

Net earnings					9,272	—	9,272
Preferred securities charges, net of tax					2,387	—	2,387

Net earnings attributable to common shares					$6,885	—	$6,885

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Segmented Information (continued)

For the nine months ended September 30, 2003

				(a)		(a)
	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$384,583	$95,189	$75,244	$280,894	$835,910	($280,894)	$555,016
Expenses
Products and services sold	274,851	65,962	37,935	155,619	534,367	(155,619)	378,748
Depreciation, depletion and reclamation	63,889	7,323	15,099	24,115	110,426	(24,115)	86,311
Exploration	9,705	—	5,635	—	15,340	—	15,340
Research & development	—	1,291	—	—	1,291	—	1,291
Other	(1,102)	—	—	(967)	(2,069)	967	(1,102)
Earnings from Bruce Power						(102,127)	(102,127)
Non-segmented expenses					35,262		35,262

Earnings before income taxes	37,240	20,613	16,575	102,127	141,293	—	141,293
Income tax expense (recovery)					(39,068)	—	(39,068)
Minority interest					(897)	—	(897)

Net earnings					181,258	—	181,258
Preferred securities charges, net of tax					6,467	—	6,467
Convertible debenture charges, net of tax					112	—	112

Net earnings attributable to common shares					$174,679	—	$174,679

For the nine months ended September 30, 2002

				(a)		(a)
	Uranium	Conversion	Gold	Power	Subtotal	Adjustments	Total

Revenue	$324,950	$87,130	$65,167	$102,210	$579,457	($102,210)	$477,247
Expenses
Products and services sold	208,770	56,868	41,546	77,205	384,389	(77,205)	307,184
Depreciation, depletion and reclamation	61,022	8,431	15,266	9,907	94,626	(9,907)	84,719
Exploration	8,280	—	6,659	—	14,939	—	14,939
Research & development	—	1,755	—	—	1,755	—	1,755
Other	(205)	—	2,689	7,485	9,969	(7,485)	2,484
Earnings from Bruce Power						(7,613)	(7,613)
Gain on property interests	(2,700)				(2,700)		(2,700)
Non-segmented expenses					24,410		24,410

Earnings before income taxes	49,783	20,076	(993)	7,613	52,069	—	52,069
Income tax expense					21,156	—	21,156
Minority interest					(123)	—	(123)

Net earnings					31,036	—	31,036
Preferred securities charges, net of tax					7,039	—	7,039

Net earnings attributable to common shares					$23,997	—	$23,997

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.